SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2004

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING

INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F): Form 20-F  ☒ Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): Yes  ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): Yes  ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934): Yes  ☐    No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated December 8, 2004, relating to the use of the Registrant’s 0.18 micron process and VeriSilicon’s backend design service in achieving “first silicon success” for COMMIT Incorporated’s 3G TD-SCDMA chip.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Date: December 9, 2004	By:	/s/ RICHARD R. CHANG
	Name:	Richard R. Chang
	Title:	Chairman of the Board, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated December 8, 2004, relating to the use of the Registrant’s 0.18 micron process and VeriSilicon’s backend design service in achieving “first silicon success” for COMMIT Incorporated’s 3G TD-SCDMA chip.

Exhibit 99.1

VeriSilicon Provided Backend Design Service for COMMIT 3G TD-SCDMA Chip,

Achieved “First Silicon Success” Using SMIC 0.18 um Process

(Shanghai, China, December 8, 2004)

COMMIT Incorporated (“COMMIT”) achieved “first silicon success” at Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 0981.HK) on its 3G TD-SCDMA chip. COMMIT was responsible for the system design and the front-end design and VeriSilicon Microelectronics (“VeriSilicon”) provided its SMIC 0.18um library and backend design service. The project was kicked off in April of 2004 and working samples were delivered in August. This ASIC chip has passed system tests and samples of chips will be available soon. This ASIC chip, which is the first 3G chip designed, fabricated, and tested exclusively in China.

COMMIT announced a complete TD-SCDMA chip set solution with its own intellectual property, and showcased the TD-SCDMA device based on COMMIT’s technology at the recent Beijing International Communication Exhibition & TD-SCDMA Industry Summit in Beijing. Dr. Tao Xiongqiang, Chairman of TD-SCDMA Alliance and the Chairman of COMMIT said, “The complete terminal solution from COMMIT will help change the current situation in which China telecommunication terminal industry relies exclusively on imported solutions. The complete terminal chipset provided by COMMIT will shorten the development cycle of terminal devices, and speed up commercialization of TD-SCDMA terminal products.”

Mr. Even Yu, the President and CEO of COMMIT said: “It was a great challenge to design and manufacture a complex communication chip in China. VeriSilicon’s ‘one-stop-shop’ service not only saved us time and effort, but also assured product quality, which was the key to timely mass production.”

Dr. Richard Chang, Chairman, President and CEO of SMIC said: “Domestic design, manufacturing, packaging and testing of 3G chips are critical to the market adoption of the technology. We believe that the market for 3G devices in China is potentially great and hope to continue providing manufacturing services for such market.”

Dr. Wayne Dai, Chairman, President, and CEO of VeriSilicon also noted: “I am excited to see that a locally designed and fabricated 3G ASIC chip can move to production so quickly in China. As far as the 3G market is concerned, the key is the terminal device whose core is the silicon chip. Our successful collaboration with COMMIT and SMIC is an embodiment of our business vision as a design foundry. It is just like a symphony, the exact notes of all instruments are required at the right moment to reach perfect outcome. The TD-SCDMA cellular phone chip is the result of a perfect partnership! VeriSilicon is looking forward to working together with our partners to create more and more chips to address the exciting market opportunities.”

About COMMIT

COMMIT Incorporated, China’s first joint stock limited company formed to address 3G multimedia mobile terminal market, is funded by seventeen globally acknowledged domestic and foreign companies. Totaling 230 million RMB in capital investment, COMMIT’s major investors consist of six well known and respected enterprises: China PUTIAN Corporation, China Academy of Telecommunications Technology (CATT), Hyper Market International Limited, LG Electronics, Inc., Nokia (China) Investment Co. Limited, and Texas Instruments (China). COMMIT’s multimedia mobile terminal solutions are convergence of cutting edge technologies, showcasing advances in: Integrated Circuit (IC) design, Software (SW) development, consumer electronics know how, and telecommunications expertise. These solutions are the basis for a line of innovative and cost effective products for 3G and beyond. Through internal development and technology partnerships, COMMIT is poised to play a major role in Chinese, as well as global, mobile terminal market and core technology.With an initial focus on TD-SCDMA terminal technologies, COMMIT is developing a complete chipset solution which includes: Digital Base Band (DBB), Analogue Base Band (ABB), Radio Frequency (RF), and SW protocol stack. In addition, MODEM communications module and reference design will also be developed. For more information, please visit www.COMMIT.net.cn

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin. In addition, SMIC recently commenced pilot production at its 12-inch wafer fabrication facility in Beijing. SMIC maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, and ISO14001 certifications. For more information, please visit http://www.smics.com/

About VeriSilicon

VeriSilicon Holdings Co., Ltd., a leading ASIC design foundry focusing on providing IP, design services and turnkey service including manufacturing, packaging, testing, and delivery for our customers. VeriSilicon has operation centers in Shanghai China, Taiwan and Silicon Valley US to service worldwide customers. VeriSilicon offers Standard Design Platforms including standard cell libraries, IO cell libraries, memory compilers for China based wafer foundries such as Semiconductor Manufacturing International (Shanghai) Corporation (SMIC), Grace Semiconductor Manufacturing Corporation (GSMC), Advanced Semiconductor Manufacturing Corporation of Shanghai (ASMC), Shanghai Hua Hong NEC Electronics Co., Ltd (HHNEC), and HeJian Technology (Suzhou) Co., Ltd. (HJTC), covering 0.13µm, 0.15µm, 0.18µm, 0.25µm, 0.35µm,, and 0.6µm process technologies. Close to 300 customers worldwide have downloaded VeriSilicon’s SDPs for their designs and many complex, multi-million gates SoCs have achieved first silicon success and started volume production. For more information, please visit www.verisilicon.com.